EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Number 333-63664) on Form S-8 of the 401(k) Profit Sharing Plan of CVS Caremark Corporation of our report dated June 21, 2007, with respect to the statement of net assets available for plan benefits of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Caremark Corporation and Affiliated Companies as of December 31, 2006, the related statement of changes in net assets available for plan benefits for the year then ended, which report appears in the December 31, 2007, Annual Report on Form 11-K of The 401(k) Plan and the Employee Stock Ownership Plan of CVS Caremark Corporation and Affiliated Companies.

/s/ KPMG LLP
KPMG LLP

Boston, Massachusetts

June 26, 2008